Borland Software Corporation
20450 Stevens Creek Blvd., Suite 800
Cupertino, CA 95014
(408) 863-2800
April 24, 2007
VIA ELECTRONIC TRANSMISSION
Mark D. Shuman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Box 4561
Washington, D.C. 20549

Re:	Borland Software Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed on April 5, 2007
Comment Letter Dated April 20, 2007
File No. 1-10824
Dear Mr. Shuman:
     We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 20, 2007 (the “Comment Letter”) with respect to the preliminary proxy statement filed with the Commission by Borland Software Corporation (the “Company”) on April 16, 2007 in connection with the Company’s 2007 Annual Meeting of Stockholders.
     Our third revised preliminary proxy statement and preliminary proxy card (collectively, the “Third Revised Preliminary Proxy Materials”) are being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.
     Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we reproduce below the comments, and include the Company’s response under each comment.
Proposal 1
Stockholder Solicitation, page 15
1.	We are currently reviewing your response to prior comment 2 of our letter dated April 11, 2007. We may have further comments as a result of our continued review.

Mr. Mark D. Shuman
Securities and Exchange Commission
April 24, 2007

Compensation Discussion and Analysis, page 27
Elements of Compensation, page 28
2.	Please refer to prior comment 5 of our letter dated April 11, 2007. We note the revised disclosure on page 28, which emphasizes the company’s goals to offer competitive compensation and incentives to its executive officers. It is still unclear, however, how each of the elements of the compensation package fits into your overall compensation package. For example, it is unclear what portion of the executives’ compensation each element comprises and what the company’s rationale is for providing “slightly more generous incentive and equity based compensation” as additional incentives. Explain whether the company engages in any weighting as it relates to different elements of compensation and provide a better description of the emphasis the company places on cash versus equity-based compensation. If Borland places more significance on equity-based compensation, you should describe why the company believes that its executives’ compensation should be tied to performance-based objectives and parameters. Discuss the extent to which failure to achieve the bonus targets affects the individual’s total compensation. For instance, discuss whether adjustments may be made to other elements of compensation or whether the company retains discretion to provide bonuses even when none or few of the performance targets are met. Please revise to better explain how the elements of compensation work together to achieve the company’s overall compensation objectives.
     The Third Revised Preliminary Proxy Materials have been revised under the “Elements of Compensation” and “Severance Benefits” sections of the Compensation Discussion & Analysis to better explain and demonstrate how the elements of compensation work together to achieve the Company’s overall compensation objectives. Because the Company does not engage in a weighting exercise pertaining to the different elements of compensation, a discussion pertaining to weighting has not been added.
     To provide clarity regarding how the most significant elements of compensation fit together, a table was added. The table shows the percentages each of the base salary, incentive compensation and equity compensation elements in relation to the total of such elements. We have also included additional narrative explaining that we focus on incentivizing strong performance by officers, especially considering that the Company is in a transition period. This is the reason we provide slightly more generous equity-based compensation. Finally, under “Incentive Compensation Plans,” we clarified that if objectives are not met, neither the the Compensation Committee nor managers, as applicable, retain discretion to award bonuses. The exception is with respect to Erik Prusch, our Chief Financial Officer, who is guaranteed a bonus payment in 2007, as explained in the Third Revised Preliminary Proxy Materials.
3.	In addition, you responded to prior comment 5 by stating that Items 402(b)(2)(i) and (iii) are not applicable to the company. Since you offer long-term compensation in the form of equity incentive grants as well as cash and non-cash incentives, explain why a discussion of the policies for allocating among these forms of compensation is not applicable to you.
     The Third Revised Preliminary Proxy Materials have been revised as explained above. The revisions under “Elements of Compensation” specifically address Borland’s emphasis on incentive compensation and the reasons for allocating between cash incentives and equity incentives. Borland has

Mr. Mark D. Shuman
Securities and Exchange Commission
April 24, 2007

not adopted policies which address the examples stated in Items 402(b)(i) and (iii). Nevertheless, we have explained our analysis for determining compensation packages in 2006, including the short term and long-term compensation elements.
Incentive Compensation Plans, page 29
4.	We note your revised disclosure in response to comment 7 of our letter dated April 11, 2007. You indicate on page 30 that the company’s targets were “intended to be achievable ... but only if there was a high level of performance by the executive officers.” Similarly, you indicate on page 31 that quarterly operating targets were “intended by be achievable for Borland, but they will require each department to stay within their operating budget, which will require a reasonable level of discipline” and that individual goals are “generally intended to be attainable if the employee performs at a high level.” These statements do not clearly convey the level of difficulty, or ease, associated with achieving performance goals either corporately or individually. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Specifically, please revise to indicate more precisely what phrases such as “intended to be achievable” and “high performance” are intended to mean. Provide some insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation. For example, if the committee engages in historical analyses prior to the granting of these awards, a discussion of this would be warranted. Similarly, to the extent there is any correlation between the historical practice with respect to bonuses and the parameters that were set for 2006 and prior years, discussion of this would be appropriate as well. In this regard, explain whether bonuses are generally obtained by the majority of the named executive officers and, if not, what type of discretion is exercised by the Compensation Committee in making awards. To the extent appropriate, please provide a discussion of the qualitative factors that are considered prior to awarding performance-based compensation.
     The Third Revised Preliminary Proxy Materials have been revised under the “Incentive Compensation Plans” section of the Compensation Discussion & Analysis to more clearly convey the level of difficulty or ease associated with achieving performance goals both corporately and individually. Due to the fact that the Company has a new management team, the Company does not believe a discussion of historical practices would be particularly relevant.
     We believe that if we provided any more detail than what is provided in our revisions, it would cause substantial harm to the Company’s competitive position by jeopardizing the Company’s ability to retain critical employees. As explained in our previous response letter dated April 16, 2007, public disclosure of additional information would reveal to competitors critical details of the Company’s compensation plans, which the Company believes is an important tool in the Company’s efforts to keep and provide incentives to key personnel. This information could be used by the Company’s competitors in adjusting their own compensation structures, which could be used to recruit the Company’s talented employees. The Company believes this would be detrimental to the Company and its ability to achieve its strategic goals.

Mr. Mark D. Shuman
Securities and Exchange Commission
April 24, 2007

     If there are any further questions relating to the enclosed materials, please telephone the undersigned at (408) 863-2408.

Very truly yours,
BORLAND SOFTWARE CORPORATION
By	/s/ Melissa Frugé

	Name:	Melissa Frugé
	Title:	Associate General Counsel

cc:	Maryse Mills-Apenteng, Esq.
Staff Attorney, Division of Corporation Finance
Securities and Exchange Commission

Gregory J. Wrenn, Esq.
Borland Software Corporation